NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 24, 2014

You are receiving this notification as Western Copper and Gold Corp. (“Western” or the “Company”) will be using the notice and access model (“Notice and Access”) for the delivery of meeting materials to its shareholders for its annual general meeting of shareholders to be held on Tuesday, June 24, 2014 (the “Meeting”).

Under Notice and Access, instead of receiving printed copies of the Company’s management information circular (“Information Circular”), and if requested, the financial statements and management discussion and analysis for the year ended December 31, 2013 (collectively, the “Meeting Materials”), shareholders are receiving this notice with information on how they may access the applicable Meeting Materials electronically. However, together with this notification, shareholders continue to receive a proxy (in the case of registered shareholders) or voting instruction form (in the case of non-registered shareholders), enabling them to vote at the Meeting. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and it will also reduce the Company’s printing and mailing costs. This notification serves as notice of meeting under section 169 of the Business Corporations Act (British Columbia).

MEETING DATE AND LOCATION

WHEN	Tuesday, June 24, 2014	WHERE	Thurlow Room
1111 West Georgia Street
	11:00 a.m. (Pacific Daylight Time)		Vancouver, British Columbia

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS:

(1)	NUMBER OF DIRECTORS: To set the number of directors at five (5). Information respecting this matter may be found in the “Election of Directors” section of the information circular.

(2)	ELECTION OF DIRECTORS: To elect the directors of the Company for the ensuing year. Information respecting this matter may be found in the “Election of Directors” section of the information circular.

(3)

APPOINTMENT OF AUDITOR: To appoint PricewaterhouseCoopers LLP as auditor of the Company for the ensuing year and authorize the directors to fix the remuneration of the auditor. Information respecting this matter may be found in the “Appointment of Auditor” section of the information circular.

(4)

OTHER MATTERS: To transact such other business as may properly come before the Meeting or any adjournment thereof. Information respecting this matter may be found in the “Other Matters” section of the information circular.

SHAREHOLDERS ARE REMINDED TO VIEW THE MEETING MATERIALS PRIOR TO VOTING.

WEBSITES WHERE MEETING MATERIALS ARE POSTED

The Meeting Materials (and the financial statement request card, which is included in the proxy and voting instruction forms) can be viewed under Western’s profile at www.sedar.com (Canada) or at www.sec.gov (United States), or online by accessing the following page on the Company’s website: www.westerncopperandgold.com/investors/agm2014.

HOW TO OBTAIN PRINTED COPIES OF THE MEETING MATERIALS

To receive the Meeting Materials in advance of the proxy deposit date and Meeting date, requests for printed copies must be received at least five (5) business days (June 13, 2014) in advance of the proxy deposit date and time set out in the accompanying proxy or voting instruction form.

Shareholders can request that printed copies of the Meeting Materials be sent to them by postal delivery at no cost to them up to one (1) year from the date the Information Circular was filed on SEDAR. Shareholders may make their request without charge by e-mail at info@westerncopperandgold.com or by calling 1-888-966-9995 (toll-free in North America) or +1-604-684-9497 (outside North America).

VOTING

Registered Shareholders are asked to return their proxies using the following methods by 11:00 a.m. (Pacific Daylight time) on Friday, June 20, 2014:

TELEPHONE	Dial 1-866-732-VOTE [8683] (toll-free in North America) or +1-312-588-4290 (outside North America) and follow the instructions. You will need the 15 digit control number located on the proxy.

INTERNET	Go to www.investorvote.com and follow the instructions. You will need the 15 digit control number located on the proxy.

MAIL	Computershare Investor Services Inc.
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1

Beneficial Shareholders are asked to return their voting instruction form using the following methods by 11:00 a.m. (Pacific Daylight time) on Thursday, June 19, 2014:

INTERNET	www.proxyvote.com

TELEPHONE	1-800-474-7493 (English) or 1-800-474-7501 (French)

FACSIMILE	+1-605-507-7793

MAIL	Data Processing Centre
PO Box 2800, STN LCD Malton
Mississauga, Ontario L5T 2T7

Shareholders with questions about notice and access can contact the Company by e-mail at info@westerncopperandgold.com or by calling 1-888-966-9995 (toll-free in North America) or +1-604-684-9497 (outside North America).